EXHIBIT 12.1

STATEMENT OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our consolidated ratios of earnings to combined and preferred stock dividends for the periods shown (dollars in thousands).

	2016	2015	2014	2013	2012
INCLUDING INTEREST ON DEPOSITS
Earnings:
Net income before income taxes	$33,780	$25,730	$24,715	$23,568	$22,435
Plus: Total fixed charges	4,292	3,499	3,252	3,535	6,157
Less: Preferred stock dividends	1,269	3,385	6,388	6,795	6,542
Total earnings	$36,803	$25,844	$21,579	$20,308	$22,050
Fixed charges:
Total interest expense	$4,292	$3,499	$3,252	$3,535	$6,157
Interest included in operating lease rental expense	—	—	—	—	—
Total fixed charges	4,292	3,499	3,252	3,535	6,157
Preferred stock dividends	1,269	3,385	6,388	6,795	6,542
Total fixed charges and preferred stock dividends	$5,561	$6,884	$9,640	$10,330	$12,699

Ratio of earnings to fixed charges	8.57	7.39	6.64	5.74	3.58
Ratio of Earnings to fixed charges and preferred stock dividends	6.62	3.75	2.24	1.97	1.74

EXCLUDING INTEREST ON DEPOSITS
Earnings:
Net income before income taxes	$33,780	$25,730	$24,715	$23,568	$22,435
Plus: Total fixed charges excluding interest on deposits	1,579	1,217	901	832	1,314
Less: Preferred stock dividends	1,269	3,385	6,388	6,795	6,542
Total earnings	$34,090	$23,562	$19,228	$17,605	$17,207
Fixed charges:
Total interest expense	$4,292	$3,499	$3,252	$3,535	$6,157
Interest included in operating lease rental expense	—	—	—	—	—
Less: interest expense on deposits	2,713	2,282	2,351	2,703	4,843
Total fixed charges	1,579	1,217	901	832	1,314
Preferred stock dividends	1,269	3,385	6,388	6,795	6,542
Total fixed charges and preferred stock dividends	$2,848	$4,602	$7,289	$7,627	$7,856

Ratio of earnings to fixed charges	21.59	19.36	21.34	21.16	13.10
Ratio of Earnings to fixed charges and preferred stock dividends	11.97	5.12	2.64	2.31	2.19

For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus fixed charges. "Fixed charges" consist of interest on borrowings, interest within rent expense, and preferred dividends (where applicable). In addition, where indicated, fixed charges includes interest on deposits.

Preferred stock dividend amounts have been grossed up to compute the pre-tax income equivalent assuming an estimated 35% tax rate.